SERIES #VNATI DESIGNATION

In accordance with the Limited Liability Company Agreement (the "Operating Agreement") of Ark7 AIDC I, LLC (the "Company"), as amended from time to time (the "Agreement"), and upon the execution of this Series Designation by the Company and Ark7 Inc. in its capacity as Managing Member of the Company and Initial Member of the series identified below (the "Series"), this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement.

References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the effective date of establishment of the Series.

Name of Series	Ark7 AIDC I, LLC - Series #VNATI
Effective date of establishment	The date of execution of this Series Designation.
Managing Member

Ark7 Inc. was appointed as the Managing Member of the Series with effect from the date of the Agreement and shall continue to act as the Managing Member of the Series until dissolution of the Series pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	Ark7 Inc.
Series Asset	A Class A membership interest in Soperton Data Center I, LLC, together with cash, distributions, reserves and other property attributable thereto.
Asset Manager	Ark7 Inc.
Management Fee	As stated in Section 6.5 of the Operating Agreement.
Purpose	As stated in Section 2.4 of the Operating Agreement.
Issuance	Subject to the Operating Agreement and the applicable Offering Document.
Interest Designation	No Interest Designation shall be required in connection with the issuance of Series Interests.
Voting

Subject to Section 3.5 of the Operating Agreement, the Series Interests shall entitle the Record Holders thereof to one vote per Interest on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series Interests shall be required for the approval of any matter, except as required by the Delaware Act or except as provided elsewhere in this Agreement.

The affirmative vote of the holders of not less than a majority of the Series Interests then Outstanding shall be required for:

any amendment to this Agreement (including this Series Designation) that would adversely change the rights of the Series Interests;

mergers, consolidations or conversions of the Series or the Company; and

all such other matters as the Managing Member, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series Interests voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Series Interests shall not be required for any of the other matters specified under Section 12.1 of the Operating Agreement.

Sourcing Fee	Up to 6% of the gross proceeds actually received by the Series in the applicable Offering. The Managing Member may waive all or any portion of the Sourcing Fee.
Splits	There shall be no subdivision of the Series Interests other than in accordance with Section 3.7 of the Operating Agreement.
Project-Specific Special Member

Tianxing Wang, in his individual capacity (the "Special Member"), shall hold a contractual Project-Specific Special Member position solely for Series #VNATI and its investment in Soperton Data Center I, LLC. The position is not a statutory membership or economic interest, or an appointment as Managing Member, manager, officer or agent of the Company or Series, and confers no general voting or binding authority. Tianxing Wang is an express third-party beneficiary solely with respect to the Special Member provisions of this Series Designation and may enforce such provisions in accordance with their terms.

Successor

If Tianxing Wang resigns, becomes incapable of serving or is no longer eligible to serve, he may nominate a successor by written notice to the Managing Member. No successor shall assume the Special Member position unless and until such person has completed the Managing Member's customary bad-actor questionnaire and satisfied the Managing Member's securities-law eligibility and conflict checks. The Managing Member's suspension and removal rights under the Regulatory Eligibility provision apply equally to any successor.

Dormancy and Activation

The Special Member position shall remain dormant unless and until an Ark7 Funding Shortfall has occurred and the applicable cure period has expired. An "Ark7 Funding Shortfall" occurs if the Series has not actually funded at least $9,000,000 of cash contributions to Soperton Data Center I, LLC within two (2) months after qualification of the Series' Regulation A offering, or has not actually funded cumulative cash contributions of $20,280,000 within twelve (12) months after such qualification, in either case after written notice of the shortfall and expiration of a thirty (30) day cure period. Fundraising pledges, investor subscriptions, cash held solely in an Ark7 or subscription escrow account, and third-party replacement financing do not count toward these milestones. "Ark7 Full Funding" means Soperton Data Center I, LLC's actual receipt of the full $20,280,000 as Ark7 Series equity investment, without double counting and net of returned or reversed contributions. For purposes of these milestones, amounts are measured by cash actually contributed by the Series to the Project Company. Before activation, the Special Member shall have no governance, consent, information or other participation rights by reason of the Special Member position, other than the right to receive notice of an asserted Ark7 Funding Shortfall.

Rights Upon Activation

Upon activation, solely to address an uncured Ark7 Funding Shortfall and support permitted replacement capital for Soperton Phase I, the Special Member may: (a) identify and introduce prospective replacement lenders, offtakers or other permitted funding sources; (b) initiate and participate in replacement-financing discussions and propose commercially reasonable terms consistent with the agreed Project Company financing parameters; (c) receive aggregate, Project-specific information reasonably necessary to establish the actual funding shortfall and evaluate replacement financing; and (d) coordinate with the Project Company and its designated project management team regarding execution of compliant replacement financing, subject to the Project Company operating agreement, required lender consents and securities laws. Ark7 shall cooperate in good faith and shall not unreasonably obstruct financing otherwise permitted by the definitive Project Company documents. Ark7 retains exclusive responsibility for its securities offering, investor communications, subscriptions, securities issuance and ordinary Series management. The Special Member may not bind the Company or Series, compel a securities offering, alter voting control or independently approve transactions requiring Ark7 consent.

Information Limitations

Before activation, the Special Member shall have no information rights other than the right to receive notice of an asserted Ark7 Funding Shortfall. During activation, the Special Member may receive only aggregate, Project-specific information reasonably necessary to evaluate and implement replacement financing, including confirmations of cash actually contributed by the Series to the Project Company and whether the $9,000,000 and $20,280,000 milestones have been reached. No investor names, investor-level subscriptions, real-time fundraising dashboards, marketing plans or other unrelated Ark7 information may be required or disclosed, except where mandatory law otherwise requires.

Control and Economic Limitations

The Special Member shall have no economic interest in the Company, the Series or the Project Company by virtue of the Special Member position. No exercise of Special Member rights may reduce the Series' majority Class A voting power in the Project Company, impair the Series' securities offering, transfer normal Series or issuer management authority to the Special Member, or alter the right of the Ark7-controlled Project Company Manager to be appointed, removed or replaced in accordance with the Project Company operating agreement.

Automatic Sunset

Any activated Special Member rights shall automatically terminate when the applicable Ark7 Funding Shortfall has been cured, including by actual Ark7 funding or compliant replacement financing sufficient to cure that shortfall. The Special Member position shall thereafter return to dormant status and may reactivate only upon a later Ark7 Funding Shortfall before Ark7 Full Funding. Following Ark7 Full Funding, the Special Member position shall automatically terminate without further action.

Regulatory Eligibility

Notwithstanding anything to the contrary, the Managing Member may immediately suspend or terminate the Special Member position, if the Managing Member or its securities counsel determines in good faith that such action is reasonably necessary to address an actual or potential disqualification, eligibility issue or material legal or regulatory risk under Regulation A Rule 262, Regulation D Rule 506(d) or other applicable securities law. No notice, cure period, consent or dispute-resolution procedure shall be required as a condition precedent to such action. The Special Member and any successor nominee shall provide customary questionnaires, certifications and relevant updates reasonably requested by the Managing Member.

Other rights

Holders of Series Interests shall have no conversion, exchange, sinking fund or appraisal rights, no preemptive rights to subscribe for any securities of the Company, and no preferential rights to distributions of Series Interests.

Officers	There shall initially be no specific officers associated with the Series, although the Managing Member may appoint Officers of the Series from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1 of the Operating Agreement.
Minimum Interests	One (1) Interest per Member
Fiscal Year	As stated in Section 8.2 of the Operating Agreement.
Information Reporting	As stated in Section 8.1(c) of the Operating Agreement.
Termination	As stated in Section 11.1(b) of the Operating Agreement.
Liquidation	As stated in Section 11.3 of the Operating Agreement.
Amendments to this Exhibit	As stated in Article XII of the Operating Agreement.

/s/ Yizhen Zhao

Yizhen Zhao

11/3/2026